Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Ms Vedika Bhandarkar as Additional and

Independent Director of the Company

Mumbai, June 26, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that the Board of Directors based on the recommendation of Nomination and Remuneration Committee have appointed Ms Vedika Bhandarkar (DIN:00033808) as an Additional and Independent Director, with effect from June 26, 2019  for a tenure of 5 years. Given below are the brief details of appointment as prescribed, the content of which is self-explanatory:

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015:

Sr. No.	Particulars	Details
1.	Reason for change viz. appointment, resignation, removal, death or otherwise;	Appointment
2.	Date of appointment/~~cessation~~ (as applicable) & term of appointment;	June 26, 2019. Appointed as an Additional and Independent Director for a tenure of 5 years, subject to shareholders approval.
3.	Brief profile (in case of appointment);	Reproduced below this table.
4.	Disclosure of relationships between directors (in case of appointment of a Director).	Nil

BRIEF PROFILE OF INDEPENDENT DIRECTOR

Name: Ms Vedika Bhandarkar

DIN: 00033808

Date of Birth: December 19, 1967

Educational Qualification:

B.Sc. - MS University, Udaipur

MBA - Indian Institute of Management, Ahmedabad

Directorships:

▪	Tata Sky Limited
▪	L&T Infotech Limited
▪	Tata Investment Corporation Limited
▪	Tata Motors Finance Limited
▪	Tata Motors Finance Solutions Limited
▪	TMF Holdings Limited (Formerly known as Tata Motors Finance Limited)
▪	Northern Arc Capital Limited (Formerly IFMR Capital Finance Private Limited)
▪	Foundation for Accessible Acquanir and Sanitation (Sec. 8 Company)

Background:

Ms. Bhandarkar brings more than 25 years of experience building teams and businesses with Indian and international financial institutions. Since January 2016, Ms. Bhandarkar has been engaged as a senior leader in India with Water.org overseeing the organization's strategy, growth and water and sanitation program expansion in the country. Water.org is a not-for-profit organization that pioneers innovative, sustainable solutions to enable access to water and/or sanitation for people living at the base of the economic pyramid. Vedika and her team continue to scale WaterCredit in in the country through direct partnerships with financial and non-financial organizations, collaboration with enabling partners and engagement with the Government’s Swachh Bharat Mission. Water.org has been working in India for more than 10 years with offices in Chennai and Delhi. Working with the implementing partners, Water.org has helped reach over 1 crore people in the country with access to water and/or sanitation.

Ms. Bhandarkar has been appointed as a part time member of the Banks Board Bureau for a period of two years starting April 2018. She also serves as a Board member of the Jai Vakeel Foundation, an institution focused on children and adults with intellectual disability.

From 2010-2015, Ms. Bhandarkar served as Vice Chairman and Managing Director at Credit Suisse Securities (India) Private Limited, where she was reposed with the responsibility of overseeing all investment banking, structured finance and capital market business for Indian companies as well as multinationals investing in India. Ms Bhandarkar also oversaw the onshore private banking business and worked across various other businesses to deliver in its entirety to clients. She was on the Board of Directors of Credit Suisse Securities India and was part of the 7 member Credit Suisse Asia Investment Banking Department (IBD) Operating Committee and the Global IBD Management Committee.

From 1998-2010, Ms. Bhandarkar served as the Managing Director & Head of Investment Banking at J.P. Morgan – India. She was on the Board of Directors for JPMorgan India Pvt.. Ltd. and a member of the Location Management Committee.

Both at Credit Suisse and at JPMorgan, Ms Bhandarkar worked on a variety of M&A (domestic consolidation, outbound and in-bound transactions with associated financing), equity capital market (IPO, QIP, OFS, IPP, GDR, ADR and CB transactions), private equity and debt capital market (bonds, structured financing and loans) transactions for private and public sector clients, across various industry verticals.

Ms. Bhandarkar began her career at ICICI Bank in 1989, where she worked at ISec, a joint venture between ICICI and JPMorgan across groups including project finance, M&A, and capital markets and The Industrial Credit and Investment Corporation of India Ltd. (ICICI), in lending focusing on a select set of industries. She is based in Mumbai with her family.

We also confirm that Ms. Vedika Bhandarkar is not debarred from holding the office of director pursuant to any SEBI order or any such authority.

This is for the information to the exchanges and the members.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.